UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2023

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Financial Information Jan-Mar/2023 —

1

B3: PETR3 (ON) | PETR4 (PN)

NYSE: PBR (ON) | PBRA (PN)

www.petrobras.com.br/ir

petroinvest@petrobras.com.br

+ 55 21 3224-1510

Disclaimer

This presentation contains some financial indicators that are not recognized by GAAP or the IFRS. The indicators presented herein do not have standardized meanings and may not be comparable to indicators with a similar description used by others. We provide these indicators because we use them as measures of company performance and liquidity; they should not be considered in isolation or as a substitute for other financial metrics that have been disclosed in accordance with IFRS. See definitions of EBITDA, Adjusted EBITDA, LTM Adjusted EBITDA, Adjusted Cash and Cash Equivalents, Net Debt, Gross Debt, Free Cash Flow, and Leverage in the Glossary and their reconciliations in the sections Liquidity and Capital Resources, Reconciliation of LTM Adjusted EBITDA, Gross Debt/LTM Adjusted EBITDA and Net Debt/LTM Adjusted EBITDA metrics and Consolidated Debt.

2

TABLE OF CONTENTS

CONSOLIDATED RESULTS
Key Financial Information	4
Sales Revenues	4
Cost of Sales	5
Income (Expenses)	5
Net finance (expense) income	6
Income tax expenses	6
Net Income attributable to shareholders of Petrobras	6

CAPITAL EXPENDITURES (CAPEX)	7

LIQUIDITY AND CAPITAL RESOURCES	8

CONSOLIDATED DEBT	9
RECONCILIATION OF EBITDA, LTM ADJUSTED EBITDA, GROSS DEBT/ LTM ADJUSTED EBITDA AND NET DEBT/LTM ADJUSTED EBITDA METRICS
EBITDA, Adjusted EBITDA and Net cash provided by operating activities – OCF	10
LTM EBITDA, LTM Adjusted EBITDA, LTM Net cash provided by operating activities – OCF	11
Gross Debt/LTM Adjusted EBITDA and Net Debt/LTM Adjusted EBITDA Metrics	12

RESULTS BY OPERATING BUSINESS SEGMENTS
Exploration and Production (E&P)	13
Refining, Transportation and Marketing	14
Gas and Power	15

GLOSSARY	16

3

CONSOLIDATED RESULTS

The main functional currency of the Petrobras Group is the Brazilian real, which is the functional currency of the parent company and its Brazilian subsidiaries. As the presentation currency of the Petrobras Group is the U.S. dollar, the results of operations in Brazilian reais are translated into U.S. dollars using the average exchange rates prevailing during the period (average exchange rate of R$/US$ 5.19 in Jan-Mar/2023 compared to R$/US$ 5.23 in Jan-Mar/2022).

Key Financial Information

US$ million	Jan-Mar/2023	Jan-Mar/2022	Change (%)
Sales revenues	26,771	27,189	(1.5)
Cost of Sales	(12,658)	(12,779)	(0.9)
Gross profit	14,113	14,410	(2.1)
Income (expenses)	(2,560)	(2,142)	19.5
Consolidated net income attributable to the shareholders of Petrobras	7,341	8,605	(14.7)
Net cash provided by operating activities	10,347	10,308	0.4
Adjusted EBITDA	13,956	14,961	(6.7)
Average Brent crude (US$/bbl)	81.27	101.40	(19.9)
Average Domestic basic oil products price (US$/bbl)	109.53	104.62	4.7

US$ million	03.31.2023	12.31.2022	Change (%)
Gross Debt	53,349	53,799	(0.8)
Net Debt	37,588	41,516	(9.5)
Gross Debt/LTM Adjusted EBITDA ratio	0.82	0.81	1.2
Net Debt/LTM Adjusted EBITDA ratio	0.58	0.63	(7.9)

Sales Revenues

US$ million	Jan-Mar/2023	Jan-Mar/2022	Change (%)
Diesel	8,305	7,483	11.0
Gasoline	3,694	3,725	(0.8)
Liquefied petroleum gas (LPG)	929	1,186	(21.7)
Jet fuel	1,406	991	41.9
Naphtha	478	611	(21.8)
Fuel oil (including bunker fuel)	286	366	(21.9)
Other oil products	1,084	1,274	(14.9)
Subtotal Oil Products	16,182	15,636	3.5
Natural gas	1,526	1,723	(11.4)
Crude oil	1,350	1,761	(23.3)
Renewables and nitrogen products	21	66	(68.2)
Revenues from non-exercised rights	220	104	111.5
Electricity	110	293	(62.5)
Services, agency and others	244	238	2.5
Total domestic market	19,653	19,821	(0.8)
Exports	6,741	6,735	0.1
Crude oil	5,547	4,812	15.3
Fuel oil (including bunker fuel)	1,034	1,885	(45.1)
Other oil products and other products	160	38	321.1
Sales abroad *	377	633	(40.4)
Total foreign market	7,118	7,368	(3.4)
Total	26,771	27,189	(1.5)
* Sales revenues from operations outside of Brazil, including trading and excluding exports.

4

Sales revenues were US$ 26,771 million for the period Jan-Mar/2023, a 1.5% decrease (US$ 418 million) when compared to US$ 27,189 million for the period Jan-Mar/2022, mainly due to:

(i)	a US$ 851 million decrease in exported fuel oil revenues, of which US$ 455 million relates to a decrease in sales volumes, and US$ 396 million related to a decrease in average prices;

(ii)	a US$ 411 million decrease in domestic market crude oil revenues, of which US$ 375 million relates to a decrease in average Brent prices and US$ 36 million related to a decrease in sales volumes; and

(iii)	partially offset by a US$ 822 million increase in domestic market diesel sales revenues, of which US$ 832 million relates to an increase in average diesel sale price and US$ 10 million relates to a decrease in sales volumes.

Cost of Sales

US$ million	Jan-Mar/2023	Jan-Mar/2022	Change (%)
Raw material, products for resale, materials and third-party services *	(7,095)	(5,761)	23.2
Depreciation, depletion and amortization	(2,396)	(2,562)	(6.5)
Production taxes	(2,783)	(4,064)	(31.5)
Employee compensation	(384)	(392)	(2.0)
Total	(12,658)	(12,779)	(0.9)

* It includes short-term leases and inventory turnover.

Cost of sales was US$ 12,658 million for the period Jan-Mar/2023, a 0.9% decrease (US$ 121 million) when compared to US$ 12,779 million for the period Jan-Mar/2022, mainly due to:

·	lower production taxes due to lower Brent prices;
·	partially offset by higher imported volumes of crude oil and oil products.

Income (Expenses)

US$ million	Jan-Mar/2023	Jan-Mar/2022	Change (%)
Selling expenses	(1,221)	(1,178)	3.7
General and administrative expenses	(357)	(299)	19.4
Exploration costs	(157)	(79)	98.7
Research and development expenses	(154)	(206)	(25.2)
Other taxes	(200)	(59)	239.0
Impairment of assets	(3)	1	-
Other income and expenses, net	(468)	(322)	45.3
Total	(2,560)	(2,142)	19.5

Selling expenses were US$ 1,221 million for the period Jan-Mar/2023, a 3.7% increase (US$ 43 million) compared to US$ 1,178 million for the period Jan-Mar/2022, mainly due to inflationary effects over these expenses, partially compensated by the decrease in sales volumes mentioned in section “Sales Revenues” above.

General and administrative expenses were US$ 357 million for the period Jan-Mar/2023, a 19.4% increase (US$ 58 million) compared to US$ 299 million for the period Jan-Mar/2022, mainly due to higher expenses with licenses related to cybersecurity and inflation.

Exploration costs were US$ 157 million for the period Jan-Mar/2023, a 98.7% increase (US$ 78 million) compared to US$ 79 million for the period Jan-Mar/2022, mainly due to higher geological and geophysical expenses in the Brazilian Equatorial Margin region.

Other taxes were US$ 200 million for the period Jan-Mar/2023, a 239.0% increase (US$ 141 million) compared to US$ 59 million for the period Jan-Mar/2022, mainly due to a 9.2% extraordinary taxation over exports of crude oil, pursuant to Provisional Measure No. 1,163/2023. This extraordinary taxation is temporary and only applicable for the period March to June 2023.

5

Net finance (expense) income

US$ million	Jan-Mar/2023	Jan-Mar/2022	Change (%)
Finance income	465	262	77.5
Income from investments and marketable securities (Government Bonds)	333	163	104.3
Other finance income	132	99	33.3
Finance expenses	(844)	(757)	11.5
Interest on finance debt	(541)	(530)	2.1
Unwinding of discount on lease liabilities	(358)	(290)	23.4
Capitalized borrowing costs	271	238	13.9
Unwinding of discount on the provision for decommissioning costs	(212)	(130)	63.1
Other finance expenses	(4)	(45)	(91.1)
Foreign exchange gains (losses) and indexation charges	(243)	1,091	-
Foreign exchange gains (losses), net	797	2,421	(67.1)
Reclassification of hedge accounting to the Statement of Income	(1,154)	(1,380)	(16.4)
Monetary restatement of dividends payable	(32)	-	-
Recoverable taxes inflation indexation income	64	21	204.8
Other foreign exchange gains and indexation charges, net	82	29	182.8
Total	(622)	596	-

Net finance income (expense) was an expense of US$ 622 million for the period Jan-Mar/2023, a decrease of US$ 1,218 million compared to an income of US$ 596 million for the period Jan-Mar/2022, mainly due to:

·	foreign exchange gain of US$ 797 million in Jan-Mar/2023, as compared to US$ 2,421 million gain in Jan-Mar/2022 reflecting a 3% appreciation of the real/US$ exchange rate in Jan-Mar/2023 (03/31/2023: R$ 5.08/US$, 12/31/2022 R$ 5.22/US$) compared to a 15% appreciation in Jan-Mar/2022 (03/31/2022: R$ 4.74/US$, 12/31/2021: R$ 5.58/US$), which applied to a higher average net liability exposure to the US$ during Jan-Mar/2023 than in Jan-Mar/2022;
·	partially offset by higher income from investments and marketable securities (Government Bonds) of US$ 333 million in Jan-Mar/2023, as compared to US$ 163 million in Jan-Mar/2022, due to higher average cash balances and interest rates.

Income tax expenses

Income tax was an expense of US$ 3,596 million in Jan-Mar/2023, compared to an expense of US$ 4,566 million in Jan-Mar/2022. The decrease was mainly due to lower net income before income taxes (US$ 10,966 million of income in Jan-Mar/2023 compared to a US$ 13,214 million income in Jan-Mar/2022), resulting in nominal income taxes computed based on Brazilian statutory corporate tax rates (34%) of US$ 3,729 million in Jan-Mar/2023 compared to a US$ 4,492 million in Jan-Mar/2022.

Net Income attributable to shareholders of Petrobras

Net income attributable to shareholders of Petrobras was US$ 7,341 million for the period Jan-Mar/2023, a US$ 1,264 million decrease compared to a net income of US$ 8,605 million for the period Jan-Mar/2022, as explained above, mainly due to lower Brent prices reflected in our Gross profit (US$ 14,113 million of income in Jan-Mar/2023 compared to a US$ 14,410 million income in Jan-Mar/2022) and higher expenses (US$ 2,560 million of expenses in Jan-Mar/2023 compared to a US$ 2,142 million expenses in Jan-Mar/2022).

6

CAPITAL EXPENDITURES (CAPEX)

CAPEX (US$ million)	Jan-Mar/2023	Jan-Mar/2022	Change (%)
Exploration and Production	2,040	1,374	48.5
Refining, Transportation and Marketing	342	252	35.7
Gas and Power	33	94	(64.9)
Corporate and Other businesses	67	48	39.6
Total	2,482	1,768	40.4

We invested a total of US$ 2,482 million in Jan-Mar/2023, of which 82.2% was in the E&P segment, a 40.4% increase when compared to our Capital Expenditures of US$ 1,768 million in Jan-Mar/2022. In line with our Strategic Plan, our Capital Expenditures were primarily directed toward investment projects in which Management believes are most profitable, relating to oil and gas production.

In Jan-Mar/2023, investments in the E&P segment totaled US$ 2,040 million, a 48.5% increase when compared to US$ 1,374 million in Jan-Mar/2022, due to the development of large projects that will sustain the production curve in the coming years, in particular the construction and integration of new production units (platforms and its associated assets), in addition to expanding investments in the revitalization of the Marlim field. Investments in Jan-Mar/2023 were mainly concentrated on: (i) the development of production in the Santos Basin pre-salt (US$ 1,083 million); (ii) deepwater production development (US$ 352 million); and (iii) exploratory investments (US$ 145 million).

7

LIQUIDITY AND CAPITAL RESOURCES

US$ million	Jan-Mar/2023	Jan-Mar/2022
Adjusted Cash and Cash Equivalents at the beginning of the period	12,283	11,117
Government bonds, bank deposit certificates and time deposits with maturities of more than three months at the beginning of the period	(4,287)	(650)
Cash and cash equivalents in companies classified as held for sale at the beginning of the period	-	13
Cash and cash equivalents at the beginning of the period	7,996	10,480
Net cash provided by operating activities	10,347	10,308
Acquisition of PP&E and intangibles assets	(2,423)	(2,376)
Investments in investees	(8)	(9)
Proceeds from disposal of assets – (Divestments)	1,855	1,753
Financial compensation from co-participation agreement	391	61
Dividends received	11	52
Divestment (Investment) in marketable securities	(930)	(469)
Net cash provided by (used in) investing activities	(1,104)	(988)
(=) Net cash provided by operating and investing activities	9,243	9,320
Proceeds from finance debt	51	150
Repayments of finance debt	(1,320)	(2,058)
Net change in finance debt	(1,269)	(1,908)
Repayment of lease liability	(1,389)	(1,321)
Dividends paid to shareholders of Petrobras	(4,192)	-
Dividends paid to non-controlling interest	(48)	(5)
Investments by non-controlling interest	(75)	84
Net cash used in financing activities	(6,973)	(3,150)
Effect of exchange rate changes on cash and cash equivalents	24	582
Cash and cash equivalents at the end of the period	10,290	17,232
Government bonds, bank deposit certificates and time deposits with maturities of more than three months at the end of the period	5,471	1,259
Cash and cash equivalents in companies classified as held for sale at the end of the period	-	(9)
Adjusted Cash and Cash Equivalents at the end of the period	15,761	18,482

Reconciliation of Free Cash Flow
Net cash provided by operating activities	10,347	10,308
Acquisition of PP&E and intangibles assets	(2,423)	(2,376)
Free Cash Flow *	7,924	7,932

* Free cash flow (FCF) is in accordance with the Shareholder Remuneration Policy, which is the result of the equation: FCF = net cash provided by operating activities less acquisitions of PP&E and intangible assets.

As of March 31, 2023, the balance of Cash and cash equivalents was US$ 10,290 million and Adjusted Cash and Cash Equivalents totaled US$ 15,761 million.

The three-month period ended March 31, 2023 had net cash provided by operating activities of US$ 10,347 million and positive free cash flow of US$ 7,924 million. This level of cash generation, together with proceeds from disposal of assets (divestments) of US$ 1,855 million, financial compensation from co-participation agreements of US$ 391 million and proceeds from finance debt of US$ 51 million, were allocated to: (a) debt prepayments and to amortizations of principal and interest due in the period of US$ 1,320 million; (b) repayment of lease liability of US$ 1,389 million; (c) dividends paid to shareholders of Petrobras of US$ 4,192 million; (d) acquisition of PP&E and intangibles assets of US$ 2,423 million; and (e) investment in marketable securities of US$ 930 million.

In the three-month period ended March 31, 2023, the Company repaid several finance debts, in the amount of US$ 1,320 million.

8

CONSOLIDATED DEBT

Debt (US$ million)	03.31.2023	12.31.2022	Change (%)
Capital Markets	17,011	16,957	0.3
Banking Market	9,741	9,672	0.7
Development banks	720	723	(0.4)
Export Credit Agencies	2,201	2,443	(9.9)
Others	163	159	2.5
Finance debt	29,836	29,954	(0.4)
Lease liabilities	23,513	23,845	(1.4)
Gross Debt	53,349	53,799	(0.8)
Adjusted Cash and Cash Equivalents	15,761	12,283	28.3
Net Debt	37,588	41,516	(9.5)
Leverage: Net Debt/(Net Debt + Shareholders' Equity)	32%	37%	(13.5)
Average interest rate (% p.a.)	6.5	6.5	-
Weighted average maturity of outstanding debt (years)	12.02	12.07	(0.4)

As of March 31, 2023, the Company’s maintained its liability management strategy to improve the debt profile and to adapt to the maturity terms of the Company’s long-term investments.

The cash flow generation and continuous liability management allowed a reduction in our indebtedness. Gross Debt decreased 0.8% (US$ 450 million) to US$ 53,349 million on March 31, 2023 from US$ 53,799 million on December 31, 2022. Gross Debt was maintained in the range between US$ 50,000 million and US$ 65,000 million target defined in the 2023-2027 Strategic Plan, mainly due to debt prepayments and amortizations.

Net Debt was reduced by 9.5% (US$ 3,928 million), reaching US$ 37,588 million on March 31, 2023, compared to US$ 41,516 million on December 31, 2022.

9

RECONCILIATION OF EBITDA, LTM ADJUSTED EBITDA, GROSS DEBT/LTM ADJUSTED EBITDA AND NET DEBT/LTM ADJUSTED EBITDA METRICS

LTM Adjusted EBITDA reflects the sum of the last twelve months of Adjusted EBITDA, which is computed by using the EBITDA (net income before net finance (expense) income, income taxes, depreciation, depletion and amortization) adjusted by items not considered part of the Company’s primary business, which include results in equity-accounted investments, results on disposal and write-offs of assets and on remeasurement of investment retained with loss of control, impairment and results from co-participation agreements in bid areas.

LTM Adjusted EBITDA represents an alternative to the company's operating cash generation. This measure is used to calculate the metrics Gross Debt/LTM Adjusted EBITDA and Net Debt/LTM Adjusted EBITDA, to support management’s assessment of liquidity and leverage.

EBITDA, Adjusted EBITDA and Net cash provided by operating activities – OCF

US$ million	Jan-Mar/2023	Jan-Mar/2022	Change (%)
Net income	7,370	8,648	(14.8)
Net finance (expense) income	622	(596)	-
Income taxes	3,596	4,566	(21.2)
Depreciation, depletion and amortization	2,924	3,170	(7.8)
EBITDA	14,512	15,788	(8.1)
Results in equity-accounted investments	(35)	(350)	(90.0)
Impairment of assets (reversals)	3	(1)	-
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control	(496)	(476)	4.2
Results from co-participation agreements in bid areas	(28)	-	-
Adjusted EBITDA	13,956	14,961	(6.7)
Allowance for credit loss on trade and other receivables	24	21	14.3
Trade and other receivables	412	641	(35.7)
Inventories	989	(1,917)	-
Trade payables	(478)	(138)	246.4
Taxes payable	(4,497)	(1,345)	234.3
Others	(59)	(1,915)	(96.9)
Net cash provided by operating activities – OCF	10,347	10,308	0.4

10

LTM EBITDA, LTM Adjusted EBITDA, LTM Net cash provided by operating activities – OCF

	US$ million
	Last twelve months (LTM) at
	03.31.2023	12.31.2022	Apr-Jun/2022	Jul-Sep/2022	Oct-Dec/2022	Jan-Mar/2023
Net income	35,477	36,755	11,041	8,790	8,276	7,370
Net finance (expense) income	5,058	3,840	3,198	1,524	(286)	622
Income taxes	15,800	16,770	5,309	3,888	3,007	3,596
Depreciation, depletion and amortization	12,972	13,218	3,460	3,267	3,321	2,924
EBITDA	69,307	70,583	23,008	17,469	14,318	14,512
Results in equity-accounted investments	64	(251)	9	(32)	122	(35)
Impairment of assets	1,319	1,315	168	255	893	3
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control	(1,164)	(1,144)	(370)	(292)	(6)	(496)
Results from co-participation agreements in bid areas	(4,314)	(4,286)	(2,872)	10	(1,424)	(28)
Adjusted EBITDA	65,212	66,217	19,943	17,410	13,903	13,956
Allowance for credit loss on trade and other receivables	68	65	18	3	23	24
Trade and other receivables	126	355	(584)	672	(374)	412
Inventories	1,689	(1,217)	(117)	(561)	1,378	989
Trade payables	(699)	(359)	(3)	(200)	(18)	(478)
Taxes payable	(17,109)	(13,957)	(4,738)	(5,113)	(2,761)	(4,497)
Others	468	(1,387)	(23)	(147)	697	(59)
Net cash provided by operating activities -OCF	49,755	49,717	14,496	12,064	12,848	10,347

11

Gross Debt/LTM Adjusted EBITDA and Net Debt/LTM Adjusted EBITDA Metrics

The Gross Debt/LTM Adjusted EBITDA ratio and Net debt/LTM Adjusted EBITDA metrics are important metrics that support our management in assessing the liquidity and leverage of Petrobras Group. These ratios are important measures for management to assess the Company’s ability to pay off its debt, mainly because Gross Debt is a Top Metric of our Strategic Plan 2023-2027.

The following table presents the reconciliation for those metrics to the most directly comparable measure derived from IFRS captions, which is in this case the Gross Debt Net of Cash and Cash Equivalents/Net Cash provided by operating activities ratio:

	US$ million

	03.31.2023	12.31.2022
Cash and cash equivalents	10,290	7,996
Government bonds, bank deposit certificates and time deposits (maturity of more than three months)	5,471	4,287
Adjusted Cash and Cash equivalents	15,761	12,283
Finance debt	29,836	29,954
Lease liability	23,513	23,845
Current and non-current debt - Gross Debt	53,349	53,799
Net debt	37,588	41,516
Net cash provided by operating activities - LTM OCF	49,755	49,717
Allowance for credit loss on trade and other receivables	(68)	(65)
Trade and other receivables	(126)	(355)
Inventories	(1,689)	1,217
Trade payables	699	359
Taxes payable	17,109	13,957
Others	(468)	1,387
LTM Adjusted EBITDA	65,212	66,217
Gross Debt net of cash and cash equivalents/LTM OCF ratio	0.87	0.92
Gross Debt/LTM Adjusted EBITDA ratio	0.82	0.81
Net Debt/LTM Adjusted EBITDA ratio	0.58	0.63

12

RESULTS BY OPERATING BUSINESS SEGMENTS

Exploration and Production (E&P)

Financial information

US$ million	Jan-Mar/2023	Jan-Mar/2022	Change (%)
Sales revenues	15,730	19,684	(20.1)
Gross profit	9,351	12,008	(22.1)
Income (Expenses)	(123)	(35)	251.4
Operating income	9,228	11,973	(22.9)
Net income attributable to the shareholders of Petrobras	6,108	7,954	(23.2)
Average Brent crude (US$/bbl)	81.27	101.40	(19.9)
Production taxes – Brazil	2,784	4,068	(31.6)
Royalties	1,610	2,142	(24.8)
Special Participation	1,162	1,914	(39.3)
Retention of areas	12	12	-

[1]

In the period Jan-Mar/2023, gross profit for the E&P segment was US$9,351 million, a decrease of 22.1% in relation to the period Jan-Mar/2022, due to lower sales revenues, which reflect mainly lower Brent prices.

The operating income of US$ 9,228 million in the period Jan-Mar/2023 was mainly due to the decrease in Brent prices, and the higher geological and geophysical expenses in Brazilian Equatorial Margin region.

In the period Jan-Mar/2023, the decrease in production taxes was caused primarily by the reduction in Brent prices, in relation to the Jan-Mar/2022 period.

Operational information

Production in thousand barrels of oil equivalent per day (mboed)	Jan-Mar/2023	Jan-Mar/2022	Change (%)
Crude oil, NGL and natural gas – Brazil	2,640	2,757	(4.2)
Crude oil and NGL (mbbl/d)	2,141	2,231	(4.0)
Natural gas (mboed)	499	526	(5.1)
Crude oil, NGL and natural gas – Abroad	36	39	(7.7)
Total (mboed)	2,676	2,796	(4.3)

Production of crude oil, NGL and natural gas was 2,676 mboed in the period Jan-Mar/2023, representing a 4.3% reduction compared to Jan-Mar/2022, due to the co-participation agreements in Búzios, Atapu and Sepia and the natural decline of fields and divestments. This being partially offset by the ramp up of FPSO Carioca (Sépia field), P-68 (Berbigão and Sururu fields), start of production in the FPSO Guanabara (Mero field) and P-71 (Itapu fields), in addition to the start of production from new wells in the Campos Basin.

13

Refining, Transportation and Marketing

Financial information

US$ million	Jan-Mar/2023	Jan-Mar/2022	Change (%)
Sales revenues	24,842	24,685	0.6
Gross profit	2,974	3,138	(5.2)
Income (Expenses)	(1,178)	(613)	92.2
Operating income	1,796	2,525	(28.9)
Net income attributable to the shareholders of Petrobras	1,199	1,938	(38.1)
Average refining cost (US$ / barrel) – Brazil	2.12	1.77	19.8
Average domestic basic oil products price (US$/bbl)	109.53	104.62	4.7

For the period Jan-Mar/2023, Refining, Transportation and Marketing gross profit was US$ 164 million lower than in the period Jan-Mar/2022 mainly due to the effect of depreciation of Brent prices which resulted in a decrease of gross profit margin as inventory was purchased earlier, at higher prices, in contrast to the effect of the Brent price appreciation during the period Jan-Mar/2022.

The operating income for the period Jan-Mar/2023 reflects lower gross profit and an increase of expenses, mainly sale expenses due to higher costs with chartering ships and expenses with compensation for the termination of a vessel charter agreement.

The average refining cost in the period Jan-Mar/2023 was US$ 2.12/bbl, 19.8% higher than in the period Jan-Mar/2022, mainly due to increased personnel and services costs following inflationary effects. The lower volume of oil processed during Jan-Mar/2023 due to two significant maintenance stoppages at REFAP and RPBC refineries also contributed to the higher average refining cost in the period.

Operational information

Thousand barrels per day (mbbl/d)	Jan-Mar/2023	Jan-Mar/2022	Change (%)
Total production volume	1,652	1,726	(4.3)
Domestic sales volume	1,697	1,700	(0.2)
Reference feedstock	1,851	1,897	(2.4)
Refining plants utilization factor (%)	85%	87%	(2.3)
Processed feedstock (excluding NGL)	1,527	1,606	(4.9)
Processed feedstock	1,573	1,653	(4.8)
Domestic crude oil as % of total	90%	93%	(3.2)

Domestic sales in the period Jan-Mar/2023 were 1,697 mbbl/d, a decrease of 0.2% compared to Jan-Mar/2022.

Naphta had a 7.7% reduction in sales volume in Jan-Mar/2023 compared to Jan-Mar/2022 due to lower demand. Liquefied Petroleum Gas had a 2.7% reduction in sales in Jan-Mar/2023 compared to Jan-Mar/2022 due to imports and production from third parties. Fuel Oil had 10.4% reduction in sales in Jan-Mar/2023 compared to Jan-Mar/2022 due to imports from third parties and lower demand for thermoelectric generation.

On the other hand, Gasoline sales increased 3.2% during Jan-Mar/2023 compared to Jan-Mar/2022 mainly due to the higher competitiveness in price compared to hydrous ethanol. Jet Fuel sales increased 9.9% in Jan-Mar/2023 mainly due to the negative effect of COVID-19 on the aviation market in the period Jan-Mar/2022, resulting from the restrictive travel measures associated with the pandemic.

Total production of oil products for the period Jan-Mar/2023 was 1,652 mbbl/d, 4.3% lower than Jan-Mar/2022. The lower production can be attributed to the divestment of REMAN and to a lower utilization factor in Jan-Mar/2023.

Processed feedstock for the period Jan-Mar/2023 was 1,573 mbbl/d, 4.8% lower than Jan-Mar/2022, reflecting the two significant maintenance stoppages at REFAP and RPBC and the divestment of REMAN at the end of November 2022. These maintenance events also impacted the refining utilization factor with a 2-percentage-point decrease.

14

Gas and Power

Financial information

US$ million	Jan-Mar/2023	Jan-Mar/2022	Change (%)
Sales revenues	2,854	3,365	(15.2)
Gross profit	1,387	480	189.0
Income (expenses)	(779)	(882)	(11.7)
Operating income (loss)	608	(402)	-
Net income (loss) attributable to the shareholders of Petrobras	388	(263)	-
Average natural gas sales price – Brazil (US$/bbl)	73.27	55.85	31.2

In Jan-Mar/2023, the sales revenues reduction, in relation to Jan-Mar/2022, was due to the lower volume of natural gas sold to the thermoelectric and non-thermoelectric markets, as well as the expiration of energy contracts in auctions.

The gross profit of the Gas and Power segment was US$ 1,387 million, 189% higher than the previous year, mainly due to lower acquisition costs for natural gas due to lower LNG regasification. This cost of sales reduction exceeded the sales revenues reduction, increasing the gross profit in Jan-Mar/2023 in relation to Jan-Mar/2022.

In addition, lower selling expenses mainly due to the entry of third parties in the market contributed to the highest operating income in Jan-Mar/2023.

Operational information

	Jan-Mar/2023	Jan-Mar/2022	Change (%)
Sale of Thermal Availability at Auction (ACR)- Average MW	1,655	2,055	(19.5)
Electricity generation - average MW	595	1,765	(66.3)
National gas delivered - million m³/day	32	37	(13.5)
Regasification of liquefied natural gas - million m³/day	-	10	-
Import of natural gas from Bolivia - million m³/day	19	20	(5.0)
Natural gas sales and for internal consumption - million m³/day	50	66	(24.2)

In Jan-Mar/2023, electricity generation by Petrobras decreased by 66.3% compared to Jan-Mar/2022, due to the increase in the level of hydroelectric plants` reservoirs in the country. In this scenario, power generation was used mainly to supply Petrobras' internal steam demand, as well as for one-off opportunities to export to Argentina. There was also a reduction in the volume of availability at auctions, due to expiration of contracts.

The supply of national gas decreased by 13.5% compared to Jan-Mar/2022, due to interventions in natural gas production and processing units during Jan-Mar/2023 and reduction in the volume purchased by Petrobras from third parties, due to expiration of some purchase contracts.

Between Jan-Mar/2023 and Jan-Mar/2022, there was a reduction of 36.7% in the volume of natural gas imported (from Bolivia and LNG), due to lower demand.

Natural gas sales in Jan-Mar/2023 were 24.2% lower than Jan-Mar/2022, due to lower demand in the thermoelectric and non-thermoelectric markets, the latter driven by lower demand in the industrial segment in the period.

15

GLOSSARY

ACL - Ambiente de Contratação Livre (Free contracting market) in the electricity system.

ACR - Ambiente de Contratação Regulada (Regulated contracting market) in the electricity system.

Adjusted Cash and Cash equivalents - Sum of cash and cash equivalents, government bonds, bank deposit certificates and time deposits with maturities of more than 3 months from the date of acquisition, considering the expected realization of those financial investments in the short-term. This measure is not defined under the International Financial Reporting Standards – IFRS and should not be considered in isolation or as a substitute for cash and cash equivalents computed in accordance with IFRS. It may not be comparable to adjusted cash and cash equivalents of other companies, however management believes that it is an appropriate supplemental measure to assess our liquidity and supports leverage management.

Adjusted EBITDA Net income plus net finance (expense) income; income taxes; depreciation, depletion and amortization; results in equity-accounted investments; impairment; results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control; and results from co-participation agreements in bid areas. Adjusted EBITDA is not a measure defined by IFRS and it is possible that it may not be comparable to similar measures reported by other companies. However, management believes that it is an appropriate supplemental measure to assess our liquidity and supports leverage management.

ANP - Brazilian National Petroleum, Natural Gas and Biofuels Agency.

Capital Expenditures – Capital expenditures based on the cost assumptions and financial methodology adopted in our Business and Management Plan, which include acquisition of PP&E, including expenses with leasing, intangibles assets, investment in investees and other items that do not necessarily qualify as cash flows used in investing activities, primarily geological and geophysical expenses, research and development expenses, pre-operating charges, purchase of property, plant and equipment on credit and borrowing costs directly attributable to works in progress.

CTA – Cumulative translation adjustment – The cumulative amount of exchange variation arising on translation of foreign operations that is recognized in Shareholders’ Equity and will be transferred to profit or loss on the disposal of the investment.

EBITDA - net income before net finance (expense) income, income taxes, depreciation, depletion and amortization. EBITDA is not a measure defined by IFRS and it is possible that it may not be comparable to similar measures reported by other companies. However, management believes that it is an appropriate supplemental measure to assess our liquidity and supports leverage management.

Effect of average cost in the Cost of Sales – In view of the average inventory term of 60 days, the crude oil and oil products international prices movement, as well as foreign exchange effect over imports, production taxes and other factors that impact costs, do not entirely influence the cost of sales in the current period, having their total effects only in the following period.

Free Cash Flow - Net cash provided by operating activities less acquisition of PP&E and intangibles assets (except for signature bonus, including the bidding for oil surplus of the Transfer of Rights Agreement, paid for obtaining concessions for exploration of crude oil and natural gas). Free cash flow is not defined under the IFRS and should not be considered in isolation or as a substitute for cash and cash equivalents calculated in accordance with IFRS. It may not be comparable to free cash flow of other companies. However, management believes that it is an appropriate supplemental measure to assess our liquidity and supports leverage management.

Gross Debt – Sum of current and non-current finance debt and lease liability, this measure is not defined under the IFRS.

Leverage – Ratio between the Net Debt and the sum of Net Debt and Shareholders’ Equity. Leverage is not a measure defined in the IFRS and it is possible that it may not be comparable to similar measures reported by other companies, however management believes that it is an appropriate supplemental measure to assess our liquidity.

Lifting Cost - Crude oil and natural gas lifting cost indicator, which considers expenditures occurred in the period.

LTM Adjusted EBITDA – Adjusted EBITDA for the last twelve months.

OCF - Net Cash provided by (used in) operating activities (operating cash flow)

Operating income (loss) - Net income (loss) before finance (expense) income, results in equity-accounted investments and income taxes.

Net Debt – Gross Debt less Adjusted Cash and Cash Equivalents. Net debt is not a measure defined in the IFRS and should not be considered in isolation or as a substitute for total long-term debt calculated in accordance with IFRS. Our calculation of net debt may not be comparable to the calculation of net debt by other companies. Management believes that net debt is an appropriate supplemental measure that helps investors assess our liquidity and supports leverage management.

Results by Business Segment – The information by the company's business segment is prepared based on available financial information that is directly attributable to the segment or that can be allocated on a reasonable basis, being presented by business activities used by the Executive Board to make resource allocation decisions and performance evaluation.When calculating segmented results, transactions with third parties, including jointly controlled and associated companies, and transfers between business segments are considered. Transactions between business segments are valued at internal transfer prices calculated based on methodologies that take into account market parameters, and these transactions are eliminated, outside the business segments, for the purpose of reconciling the segmented information with the consolidated financial statements of the company.

16

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 26, 2023

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Sergio Caetano Leite

______________________________

Sergio Caetano Leite

Chief Financial Officer and Investor Relations Officer